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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Oaktree Capital Management, LLC		November 25, 2002
	333 South Grand Avenue, 28th Floor (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Lodgian, Inc. (LDGIV)		☐ Director ☒ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	Los Angeles, CA 90071 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		1,664,752		I		See footnotes

	Series A Preferred Stock		1,405,068		I		See footnotes

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(a) The reporting person, Oaktree Capital Management, LLC ("Oaktree"), is a registered investment adviser under the Investment Advisers Act of 1940, as amended, acting as: (i) the general partner of OCM Real Estate Opportunities Fund II, L.P., a Delaware limited partnership ("Fund II") and (ii) the investment manager of a third-party separate account managed by Oaktree (the "Oaktree Account" and together with Fund II, the "Oaktree Funds"). Fund II is the direct beneficial owner of 1,332,364 shares of Preferred Stock and 1,578,611 shares of Common Stock. The Oaktree Account is the direct beneficial owner of 72,704 shares of Preferred Stock and 86,141 shares of Common Stock.

(b) Oaktree disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein. The filing of the statement shall not be deemed an admission that Oaktree is the beneficial owner of any securities not held directly for its account for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise.

(c) Oaktree is a limited liability company, the members of which are Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, D. Richard Masson, Larry W. Keele, Stephen A. Kaplan, Russel S. Bernard, OCM Equity Participation Plan, L.P. and OCM Equity Participation Plan II, L.L.C. Each of such persons may be deemed a beneficial owner of the securities listed herein by virtue of such status as members of Oaktree. Each such person disclaims beneficial ownership of the securities listed herein and the filing of this Form 3 shall not be construed as an admission that such person is the beneficial owner of any securities covered by this Form 3, except to the extent of any pecuniary interest therein.

                                         OAKTREE CAPITAL MANAGEMENT, L.L.C.

/s/MARC POROSOFF	November 26, 2002
By: Marc Porosoff Title: Senior Vice President, Legal **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.